UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85712 / April 23, 2019

Admin. Proc. File No. 3-18155

In the Matter of

HALL TEES, INC.,
HOSOKAWA MICRON INTERNATIONAL,
    INC.,
JAMES RIVER COAL COMPANY,
NAPA SONOMA GROUP, INC. (f/k/a ANDES 1, INC.), and
SELF CHANGE CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Hall Tees, Inc., Hosokawa Micron International, Inc., James River Coal Company, Napa Sonoma Group, Inc. (f/k/a Andes 1, Inc.), or Self Change Corporation and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Hall Tees, Inc., Hosokawa Micron International, Inc., James River Coal Company, Napa Sonoma Group, Inc. (f/k/a Andes 1, Inc.), and Self Change Corporation.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Hall Tees, Inc., Hosokawa Micron

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[1]   17 C.F.R. § 201.360(d).

[2]   *Hall Tees, Inc., Hosokawa Micron Int'l, Inc., James River Coal Co., Napa Sonoma Grp., Inc. (f/k/a Andes 1, Inc.), and Self Change Corp.*, Initial Decision Release No. 1329 (Dec. 11, 2018), 2018 WL 6499916. The Central Index Key numbers are: 1431499 for Hall Tees, Inc.; 849745 for Hosokawa Micron International, Inc.; 1297720 for James River Coal Company; 1612252 for Napa Sonoma Group, Inc. (f/k/a Andes 1, Inc.); and 947307 for Self Change Corporation.

International, Inc., James River Coal Company, Napa Sonoma Group, Inc. (f/k/a Andes 1, Inc.), and Self Change Corporation are revoked. The revocation is effective as of April 24, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

Hall Tees, Inc.,
Hosokawa Micron International, Inc.,
James River Coal Company,
Napa Sonoma Group, Inc. (f/k/a Andes 1, Inc.), and
Self Change Corporation

Initial Decision on Default
December 11, 2018

Appearances: Stephan Schlegelmilch, James Carlson, and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Before: Brenda P. Murray, Chief Administrative Law Judge

On September 6, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against Respondents. *Hall Tees, Inc.*, Initial Decision Release No. 1191, 2017 SEC LEXIS 3309 (ALJ Oct. 17, 2017). The Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondents with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264,

at *2, *4 (ALJ Sept. 12, 2018). Respondents were directed to submit proposals for the conduct of further proceedings. *Hall Tees, Inc.*, Admin. Proc. Rulings Release No. 6077, 2018 SEC LEXIS 2584, at *1 (ALJ Sept. 25, 2018). None did. I have therefore proceeded under the Commission's instruction to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondents were served with the OIP, and their answers were due by September 25, 2017. *Hall Tees, Inc.*, Admin Proc. Rulings Release No. 6289, 2018 SEC LEXIS 3067, at *1-2 (ALJ Nov. 5, 2018). No Respondent filed an answer by that date. I ordered Respondents to show cause by November 15, 2018, why this proceeding should not be determined on default. *Id.* at *3.

To date, no Respondent has filed an answer, submitted a proposal for the conduct of further proceedings, or responded to the show cause order.

Respondents are therefore in default for failing to file answers, file proposals for the conduct of further proceedings, or otherwise defend the proceeding. OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, I deem the allegations in the OIP to be true as to Respondents. 17 C.F.R. § 201.155(a).

Findings of Fact

Hall Tees, Inc., Central Index Key (CIK) No. 1431499, is a revoked Nevada corporation located in Rowlett, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of $48,850 for the prior nine months. As of June 20, 2017, the company's common stock was not publicly quoted or traded.

Hosokawa Micron International, Inc., CIK No. 849745, is a Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A-12B for the period ended July 27, 1998. As of June 20, 2017, the company's common stock was not publicly quoted or traded.

James River Coal Company, CIK No. 1297720, is a delinquent Virginia corporation located in Richmond, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $14,999,000 for the prior nine months. On April 7, 2014, James River filed a Chapter 11 petition in the United States Bankruptcy Court for the Eastern District of Virginia, which was still pending as of June 21, 2017. As of June 20, 2017, the company's common stock was not publicly quoted or traded.

Napa Sonoma Group, Inc., CIK No. 1612252, is a forfeited Delaware corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of $2,471 for the prior six months. As of June 20, 2017, the company's common stock was not publicly quoted or traded.

Self Change Corporation, CIK No. 947307, is a void Delaware corporation located in Mineola, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G for the period ended May 16, 1997, which reported a net loss of $120,504 for the period from inception on February 28, 1995, through December 31, 1996. As of June 20, 2017, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters, sent to them by the Commission's Division of Corporation Finance, requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar.

22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent. Hall Tees's and Napa Sonoma's most recent periodic reports were for the period ended September 30, 2014; James River Coal's most recent periodic report was for the period ended September 30, 2013; and Hosokawa Micron and Self Change have not filed reports since the late 1990s. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish

grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they made efforts to remedy their past violations or to offer any assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Hall Tees, Inc., Hosokawa Micron International, Inc., James River Coal Company, Napa Sonoma Group, Inc. (f/k/a Andes 1, Inc.), and Self Change Corporation, are REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and

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[1] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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                                             Brenda P. Murray
                                             Chief Administrative Law Judge